(Excerpt Translation)


                                                               December 20, 2004
                                                        Toyota Motor Corporation
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture

                        Report on Number of Listed Shares
                        ---------------------------------

We hereby report changes in the number of listed securities, as a result of the exercise of stock acquisition rights, etc. in November 2004 (the "Current Month").


1.  Summary
    Number of listed shares as of the end of the           3,609,997,492 shares
    preceding month

    Total number of shares changed during the                          0 shares
    Current Month

    (out of which, as a result of exercise of                        (0 shares)
    warrants to subscribe for shares)

    (out of which, as a result of exercise of stock                  (0 shares)
    acquisition rights)

    (out of which, as a result of other reasons)                     (0 shares)

    Number of listed shares as of the end of the           3,609,997,492 shares
    Current Month


2. Warrants to subscribe for shares exercised (Bonds with detachable warrants to subscribe for shares)

    Aggregate face value of the bonds allotted to               JPY 600,000,000
    the outstanding warrants as at the end of the preceding month

    Aggregate face value of the bonds originally                          JPY 0
    allotted to the warrants exercised during the Current Month

    Aggregate face value of the bonds as allotted               JPY 600,000,000
    to the outstanding warrants at the end of the Current Month

[Details of shares delivered (issued or transferred) upon exercise of warrants to subscribe for shares]

(1) Number of shares

    Total number of shares delivered during the                        0 shares

    Current Month

    (out of which, number of newly issued shares)                    (0 shares)

    (out of which, number of shares transferred                      (0 shares)
    from treasury shares)

(2) Exercise price

    Aggregate exercise price during the Current                           JPY 0
    Month

    (out of which, aggregate amount of newly                            (JPY 0)
    issued shares)

    (out of which, aggregate amount of shares                           (JPY 0)
    transferred from treasury shares)


3. Stock acquisition rights exercised

[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

(1) Number of shares

    Total number of shares delivered during the                   32,000 shares
    Current Month

    (out of which, number of newly issued shares)                    (0 shares)

    (out of which, number of shares transferred                 (32,000 shares)
    from treasury shares)

(2) Exercise price

    Aggregate exercise price during the Current                  JPY 94,656,000
    Month

    (out of which, aggregate amount of newly                            (JPY 0)
    issued shares)

    (out of which, aggregate amount of shares                  (JPY 94,656,000)
    transferred from treasury shares)